Swordfish Financial, Inc.
142 Wembley Way
Rockwall, TX 75032

May 13, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Amanda Rivitz, Assistant Director

Re:	Swordfish Financial, Inc.
Proxy Statement on Schedule 14A
Filed April 15, 2011
File No. 000-0745

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) as set forth in a comment letter  dated May 11, 2011 relating to the above-referenced preliminary proxy statement of Swordfish Financial, Inc.

1.
Rule 14a-4(3) requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, it appears you have combined multiple matters in Proposal 1. Please revise to unbundle this proposal into three separate proposals: the increase in authorized shares; the authorization of blank check preferred stock; and the ten-to-one reverse split.

Response:

The proposal has been unbundled in accordance with the Staff’s comment.

Swordfish Financial, Inc. hereby acknowledges that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Michael Alexander
Chief Executive Officer